

2001 Annual Report

Table of Contents

Executive Management Team

James L. Ryan
Chairman of the Board &
Chief Executive Officer

Leland E. Wines
Executive Vice President &
Chief Financial Officer

Andrea L. Head
Senior Vice President,
Real Estate Finance

Tom J. Mantor
President &
Chief Operating Officer

John R. Sheets
Executive Vice President &
Chief Credit Officer

BWC's Strategic Values   The Foundation of Our Commitment to Excellence

Our People
More than employees, our people are a team working together to achieve strength and success.

Selling
Selling is a culture that must permeate the organization, inspiring people to listen, act and deliver.

Outstanding Service
Outstanding Service means providing financial solutions to clients with professionalism, personal attention and caring.

Managing Risk
Managing Risk involves constant assessment, looking beyond immediate implications to maintain a healthy organization.

Technology
Technology affords us the ability to provide a solid base for operational effectiveness, convenience and versatility, while we continue to maintain our personal touch.

Community Service
Beyond good corporate citizenship, Community Service calls us to integrate with the communities we serve through financial support and dedicated personal involvement.

Having Fun
Having Fun entails meeting the daily challenges of the business world with a sense of humor and friendship.

TO OUR SHAREHOLDERS, CLIENTS AND FRIENDS

In a year marked by a slowing economy, a record number of decreases in the prime rate, and a country unified by the tragic and sobering events of September 11, BWC Financial Corp. stayed the course, continuing its history of profitability, managed growth and credit quality.

While facing a slower economy, the Corporation enjoyed a growth of 13%, or approximately $45 million, in total assets from the prior year. Total deposit growth was 10% and loan growth was 12%.

Net income in 2001 was $5,464,000, reflecting a return on average assets of 1.45% and a return on average equity of 14.97%. While the Corporation's return on average assets was down in 2001 from the all-time high of 1.97% in 2000, we were above those of our peers.

An unprecedented eleven decreases in prime, bringing the rate to 4.75% at year end — a forty-year low, resulted in diminished margins, and subsequently, lower earnings for Bank of Walnut Creek. At the same time, BWC Mortgage Services capitalized on the lower interest rate environment, producing $500 million in new and refinanced mortgages, an increase of $200 million over the previous year's loans.

BWC Mortgage Services is providing consumers with expert guidance through Internet technology, with the added convenience of local service. Their website, *www.bwcmortgage.com*, offers instant access to a world of knowledge and information, including: mortgage calculators, a look at current rates, powerful refinance strategies, free pre-qualification for loans, and an exclusive Mortgage Manager program.

During the First Quarter, Bank of Walnut Creek opened its South Bay location at 1625 The Alameda in San Jose. Regional Manager Steve Prouty, business bankers, and staff have been working to expand the Bank's influence in that area, calling on local businesses and professionals and participating in local business activities.

This past year Ruth Batz joined the Bank as Vice President and Manager of the SBA Division, renewing a focus on relationship business banking with SBA clients. With plans to increase our asset-based lending portfolio, Howard Berkman joined the Bank as president of BWC Business Credit. This division, specializing in accounts receivable financing for emerging and growing companies, strengthened its staff in readiness for their increased volume.

The Business Banking Group continues its concentration on loans to small and mid-sized businesses and to the professional market place, growing its portfolio through individual calling efforts and referrals from satisfied clients. Branch offices are maintaining a sales and service focus as they work on increasing their client base and market penetration.

Throughout the Bank, there is constant vigilance with respect to credit risk management, with enhancements to that process supporting loan growth and credit quality.

Construction and home improvement loans remain constant, and that division continues to gain market share, while contributing significantly to the Bank's income. The focus on commercial real estate that was initiated last year has paid off with a significant increase in that loan portfolio, including fixed and adjustable rate mortgages for a variety of projects.

On the technology side, the Bank has introduced a number of services to make banking even more convenient and effective. *I-Banc*, our Internet banking system, added an online bill payment feature, affording clients the opportunity to pay bills electronically. *I-Banc* is popular with clients for both personal and business banking. Business clients can choose special cash management features. *I-Banc, Cash Manager for Business* and *Bill Pay* can all be accessed directly through the Bank's website, which also includes various loan applications that can be downloaded for customer convenience.

The recent implementation of an electronic Check Imaging system allows the Bank to provide clients with exact photographic images of their checks, streamlining record keeping and eliminating bulky statements. A monthly activity statement, along with check images reproduced several to a page, is printed on regular sized paper. The Check Imaging system takes a picture of the front and back of each check and converts this information into microscopic pieces of computer data. Additional features are being added to this system, including statements available on CD ROMs, and by FAX or e-mail. Currently, work is progressing on technology that will further enhance these services by enabling *I-Banc* users to view their check images online.

Our dedication to the communities we serve, both as a Corporation and as individuals, is rewarding and recognized. For the second consecutive year, Bank of Walnut Creek was named as one of San Ramon's *Top Ten Corporate Citizens*, an award based on contributions to the welfare of the community. Since the Bank's inception in 1980, our corporation and our individual employees have participated fully in the lives of the communities we serve, supporting civic, welfare, cultural, education and youth activities.

Our employees, with the support of the Bank, serve on Chamber of Commerce boards and committees, and a variety of other nonprofit organizations. You will find our people working at most every community festival, participating in school activities, coaching youth sports, adopting families and collecting food and toys at the holidays.

The August 2001 edition of *U.S. Banker* recognized BWC Financial Corp as a "truly successful company". BWC was again awarded the Super Premier Performance designation by The Findley Reports on Financial Institutions, the Five Star rating from Bauer Reports, and the Blue Ribbon title from Veribanc, Inc.

A 10% stock dividend was distributed on June 15, 2001, to shareholders of record as of May 25. During the past year, the Corporation successfully met its goal of repurchasing 124,000 shares of stock, which were then retired. You are invited to visit our website at *www.bowc.com* for timely information on the Corporation, including the stock price.

As we reflect on the activities and results of 2001, we see a foundation for further growth — an opportunity to build on the basics that have been established throughout our history. We look to 2002 with renewed dedication and with gratitude for our accomplishments.

Our priority is people.

God bless America!



James L. Ryan
Chairman of the Board &
Chief Executive Officer

Tom Mantor
President &
Chief Operating Officer

Consolidated Balance Sheets

December 31,	2001	2000
In thousands		
Assets		
Cash and Due From Banks	$ 15,016	$ 20,684
Federal Funds Sold	6,000	3,268
Other Short-term Investments	33	520
Total Cash and Cash Equivalents	21,049	24,472
Investment Securities:		
Available-for-Sale	76,684	58,025
Held-to-Maturity (approximate fair value of $10,338 in 2001 and $9,975 in 2000)	10,025	9,920
Loans, Net of Allowance for Credit Losses of $5,403 in 2001 and $5,042 in 2000	276,064	247,281
Bank Premises and Equipment, Net	3,558	2,892
Interest Receivable and Other Assets	7,677	7,923
Total Assets	$395,057	$350,513
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 87,172	$ 88,143
Interest-bearing:		
Money Market Accounts	143,317	114,718
Savings and NOW Accounts	44,543	38,892
Time Deposits:		
Under $100	30,416	31,554
$100 or more	35,021	36,329
Total Interest-bearing	253,297	221,493
Total Deposits	340,469	309,636
Federal Home Loan Bank Borrowings	12,955	2,424
Interest Payable and Other Liabilities	3,381	4,242
Total Liabilities	356,805	316,302
Commitments and Contingent Liabilities (Note 10)		
Shareholders' Equity		
Preferred Stock, no par value:		
5,000,000 shares authorized, none outstanding	—	—
Common Stock, no par value:		
25,000,000 shares authorized; issued and outstanding – 3,092,474 shares in 2001 and 2,850,850 in 2000	27,160	23,193
Retained Earnings	10,391	10,975
Accumulated other comprehensive income (loss)	701	43
Total Shareholders' Equity	38,252	34,211
Total Liabilities and Shareholders' Equity	$395,057	$350,513

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Income

For the Years Ended December 31,	2001	2000	1999
In thousands except per share amounts			
Interest Income			
Loans, Including Fees	$ 26,531	$ 27,787	$ 20,674
Investment Securities:			
Taxable	3,290	3,244	2,924
Non-taxable	441	480	555
Federal Funds Sold	527	570	483
Other Short-term Investments	90	57	148
Total Interest Income	30,879	32,138	24,784
Interest Expense			
Deposits	8,202	9,066	6,548
Federal Funds Purchased	16	22	8
Other Borrowed Funds	373	51	69
Total Interest Expense	8,591	9,139	6,625
Net Interest Income	22,288	22,999	18,159
Provision For Credit Losses	1,600	1,150	600
Net Interest Income After Provision For Credit Losses	20,688	21,849	17,559
Noninterest Income			
BWC Mortgage Services — Commissions	5,909	3,315	3,108
BWC Mortgage Services — Fees & Other	970	609	897
Service Charges on Deposit Accounts	788	804	839
Other	1,332	1,147	1,228
Gains on Security Transactions	55	10	30
Total Noninterest Income	9,054	5,885	6,102
Noninterest Expense			
Salaries and Related Benefits	8,948	8,612	7,618
BWC Mortgage Services — Commissions	4,084	2,226	2,176
BWC Mortgage Services — Fees & Other	639	613	552
Occupancy	1,344	1,069	947
Furniture and Equipment	877	718	600
Other	4,494	4,057	3,576
Total Noninterest Expense	20,386	17,295	15,469
BWC Mortgage Services — Minority Interest	695	327	350
Income Before Income Taxes	8,661	10,112	7,842
Provision For Income Taxes	3,197	3,677	3,046
Net Income	$ 5,464	$ 6,435	$ 4,796
Basic Earnings Per Share	$ 1.75	$ 2.03	$ 1.54
Diluted Earnings Per Share	$ 1.60	$ 1.83	$ 1.33
Weighted Average Basic Shares	3,121,006	3,164,163	3,112,873
Weighted Average Diluted Share Equivalents Related to Options	304,295	361,027	487,311
Weighted Average Diluted Shares	3,425,301	3,525,190	3,600,183

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Shareholders' Equity

In thousands except share amounts	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total	Comprehensive Income
Balance, January 1, 1999	2,511,151	$19,002	$ 5,006	$ 335	$24,343	
Net Income as of December 31, 1999	—	—	4,796	—	4,796	$4,796
Other Comprehensive Income (Loss), net of tax benefit of $529	—	—	—	(862)	(862)	(862)
Comprehensive Income	—	—	—	—	—	3,934
Common stock issued and sold to the Defined Contribution Plan	22,186	466	—	—	466	
Stock options exercised	79,449	261	—	—	261	
Tax benefit from the exercise of stock options	—	425	—	—	425	
Balance, December 31, 1999	2,612,786	20,154	9,802	(527)	29,429	
Net Income as of December 31, 2000	—	—	6,435	—	6,435	6,435
Other Comprehensive Income, net of tax liability of $350	—	—	—	570	570	570
Comprehensive Income	—	—	—	—	—	7,005
Stock options exercised	122,460	495	—	—	495	
Repurchase and retirement of shares by the Corporation	(159,774)	(3,387)	—	—	(3,387)	
Common Stock issued and sold to the Defined Contribution Plan	15,640	321	—	—	321	
10% stock dividend including payment of fractional shares	259,738	5,260	(5,262)	—	(2)	
Tax benefit from the exercise of stock options	—	350	—	—	350	
Balance, December 31, 2000	2,850,850	23,193	10,975	43	34,211	
Net Income as of December 31, 2001	—	—	5,464	—	5,464	5,464
Other Comprehensive Income, net of tax liability of $402	—	—	—	658	658	658
Comprehensive Income	—	—	—	—	—	$6,122
Stock options exercised	91,918	329	—	—	329	
Repurchase and retirement of shares by the Corporation	(132,002)	(2,704)	—	—	(2,704)	
10% stock dividend including payment of fractional shares	281,708	6,043	(6,048)	—	(5)	
Tax benefit from the exercise of stock options	—	299	—	—	299	
Balance, December 31, 2001	3,092,474	$27,160	$10,391	$ 701	$38,252	

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, *In thousands*	2001	2000	1999
Operating Activities			
Net Income	$ 5,464	$ 6,435	$ 4,796
Adjustments to reconcile net income to net cash provided:			
Amortization of loan fees	(2,048)	(2,013)	(1,850)
Provision for credit losses	1,600	1,150	600
Depreciation and amortization	665	577	488
Gain on sale of securities available-for-sale	(55)	(10)	(30)
Deferred income taxes	199	(569)	(275)
Real estate loans held for sale, net change	—	480	(480)
Tax benefit from the exercise of stock options	299	350	425
Decrease (increase) in interest receivable and other assets	246	(1,635)	(1,108)
Increase (decrease) in interest payable and other liabilities	(861)	1,509	317
Net Cash Provided by Operating Activities	5,509	6,274	2,883
Investing Activities			
Proceeds from the maturities of investment securities	16,037	9,386	11,189
Proceeds from the sales of available-for-sale investment securities	29,819	3,200	12,776
Purchase of investment securities	(64,148)	(14,495)	(30,731)
Loans originated, net of collections	(28,335)	(36,925)	(25,184)
Purchase of bank premises and equipment	(1,289)	(504)	(2,150)
Net Cash Used by Investing Activities	(47,916)	(39,338)	(34,100)
Financing Activities			
Net increase in deposits	30,833	50,967	20,528
Net increase(decrease) in borrowings to support real estate loans held for sale	—	(473)	473
Increase (decrease) in Federal Funds Purchased and other borrowings	10,531	(3,003)	5,427
Proceeds from issuance of common stock	329	816	727
Cash paid for the repurchase of common stock	(2,704)	(3,387)	—
Cash paid in lieu of fractional shares	(5)	(2)	—
Net Cash Provided by Financing Activities	38,984	44,918	27,155
Cash and Cash Equivalents			
Increase (decrease) in cash and cash equivalents	(3,423)	11,854	(4,062)
Cash and cash equivalents at beginning of year	24,472	12,618	16,680
Cash and Cash Equivalents at end of year	$ 21,049	$ 24,472	$ 12,618
Additional Cash Flow Information			
Interest Paid	$ 6,988	$ 8,685	$ 6,844
Income Taxes Paid	$ 2,285	$ 1,885	$ 3,202

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

The accounting and reporting policies of BWC Financial Corp. (the "Corporation") and its subsidiaries, Bank of Walnut Creek (the "Bank"), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations

The Corporation operates in Northern California with four branches in Contra Costa County, three in northern Alameda County and one in Santa Clara County, in the city of San Jose. The Corporation's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses, home construction lending, and home equity lines to individuals.

Basis of Presentation

The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a wholly owned subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm's interest in the joint venture is shown as minority interest in the consolidated financial statements.

Investment Securities

The Corporation classifies its investments in debt and equity securities as "held-to-maturity," or "available-for-sale." Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation's policy of carrying investment securities as held-to-maturity is based upon its ability and management's intent to hold such securities to maturity.

Loans

Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Sales and Servicing of SBA Loans

The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses

To calculate the gain (loss) on sale, the Corporation's investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Allowance for Credit Losses

Allowance for Credit Losses is maintained at a level considered adequate to provide for probable losses that can be reasonably estimated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation's management believes that the amount of allowance is reasonable, due to the growth of the Bank's loan portfolio, the new credit products that have been introduced and overall credit quality. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank's traditionally strong construction concentration are considered in determining the allowance.

Premises and Equipment

Premises and Equipment consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

Federal Home Loan Bank Borrowings

Federal Home Loan Bank Borrowings represent fixed rate loans issued to Bank of Walnut Creek secured by pledged real estate loans from the Bank. This borrowing is for the purpose of protecting an interest rate spread on offsetting fixed-rate commercial real estate loans granted by the Bank with similar amounts and terms. The loans are amortized over a ten-year period and carry interest rates ranging from 4.8% to 6.8%.

Income Taxes

The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts presented for all periods reflect the 10% stock dividend paid on June 15, 2001 and on August 1, 2000.

Letters of Credit and Commitments to Extend Credit

Letters of credit and commitments to extend credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

Significant Group Concentrations of Credit Risk

The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa, Alameda and Santa Clara, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Fed Funds sold and other short-term investments.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Stock-based Compensation

The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures illustrating the impact on net income of applying the fair-value method are included in Note 9.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2 INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31, follows:

In thousands				2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated Fair Value
Available-for-Sale				
U.S. Treasury Securities	$ 9,160	$ –	$1	$ 9,159
Securities of U.S. Government Agencies	40,102	522	–	40,624
Taxable Securities of State and Political Subdivisions	19,815	521	–	20,336
Corporate Debt Securities	6,477	88	–	6,565
Total	75,554	1,131	1	76,684
Held-to-Maturity				
Obligations of State and Political Subdivisions	10,025	313	–	10,338
Total Investment Securities	$85,579	$1,444	$1	$87,022

In thousands				2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated Fair Value
Available-for-Sale				
U.S. Treasury Securities	$ 3,015	$ –	$ 6	$ 3,009
Securities of U.S. Government Agencies	34,341	–	29	34,312
Taxable Securities of State and Political Subdivisions	14,558	126	–	14,684
Corporate Debt Securities	6,041	–	21	6,020
Total	57,955	126	56	58,025
Held-to-Maturity				
Obligations of State and Political Subdivisions	9,920	55	–	9,975
Total Investment Securities	$67,875	$181	$56	$68,000

In 2001, 2000, and 1999, the Corporation received proceeds from sale of available-for-sale investment securities of $29,819,000, $3,200,000 and $12,776,000 respectively, and gains included in other noninterest income totaled $55,000, $10,000 and $30,000 respectively.

The maturities of the investment security portfolio at December 31, 2001 follow:

In thousands		
	Amortized Cost	Estimated Fair Value
Held-to-Maturity		
Within one year	$ 1,057	$ 1,078
After one-through-five years	8,804	9,092
Over five years	164	168
Total	$10,025	$10,338
Available-for-Sale		
Within one year	$34,597	$34,907
After one-through-five years	40,440	41,240
Over five years	517	537
Total	$75,554	$76,684

At December 31, 2001 and 2000, securities with a book value of $11,118,000 and $8,470,000 respectively, were pledged to secure public deposits. Market value of these same securities on those dates were $11,443,000 and $8,516,000 respectively.

3 LOANS

The majority of the Bank's loans are to customers in Contra Costa, Alameda and Santa Clara Counties and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type at December 31, were:

In thousands	2001	2000
Real Estate Construction	$ 91,673	$ 72,638
Real Estate Mortgages	47,028	29,436
Commercial	81,878	94,592
Installment	47,732	43,220
Leases	13,156	12,437
Total	281,467	252,323
Less: Allowance for Credit Losses	(5,403)	(5,042)
Net Loans	$ 276,064	$ 247,281

The following table provides further information on past-due and nonaccrual loans at December 31.

In thousands	2001	2000
Loans past due 90 days or more, still accruing interest	$ 257	$ 26
Nonaccrual Loans	846	2,041
Total	$ 1,103	$ 2,067

As of December 31, 2001 and 2000, the Corporation's recorded investment in impaired loans was $1,103,000 and $2,067,000 respectively. As of December 31, 2001, and 2000, the Corporation had established a valuation allowance of $775,000 and $445,000 respectively, against impaired loans. The average recorded investment in impaired loans for 2001 and 2000 was $1,577,000 and $530,000 respectively.

As of December 31, 2001 and 2000, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $354,000 in 2001, $49,000 in 2000, and $8,000 in 1999.

4 ALLOWANCE FOR CREDIT LOSSES

December 31, *In thousands*	2001	2000	1999
Total loans outstanding at end of period, before deducting allowance for credit losses	$281,467	$252,323	$213,959
Average total loans outstanding during period	$267,177	$231,991	$190,755
Analysis of the allowance for credit losses:			
Beginning Balance	$ 5,042	$ 4,466	$ 3,919
Charge-offs:			
Commercial	1,009	502	126
Leases	382	125	–
Installment	75	34	27
Total Charge-Offs	1,466	661	153
Recoveries:			
Commercial	138	72	96
Leases	79	8	–
Installment	10	7	4
Total Recoveries	227	87	100
Net Charge-Offs (Recoveries)	1,239	574	53
Provisions charged to expense	1,600	1,150	600
Ending Balance	$ 5,403	$ 5,042	$ 4,466
Ratio of net charge-offs (recoveries) to average total loans	0.46%	0.25%	0.03%
Ratio of allowance for credit losses to total loans at end of period	1.92%	2.00%	2.09%

5 PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, follows:

In thousands	2001	2000
Leasehold Improvements	$ 1,666	$ 1,206
Furniture and Equipment	4,589	3,824
Bank-owned Premises	1,321	1,321
	7,576	6,351
Accumulated Depreciation and Amortization	(4,018)	(3,459)
Premises and Equipment, Net	$ 3,558	$ 2,892

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $665,000 in 2001, $577,000 in 2000, and $488,000 in 1999.

6 COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity.

The components of other comprehensive income for the years ended December 31, 2001, 2000 and 1999 are as follows:

In thousands	2001	2000	1999
Unrealized gain (loss) arising during the period, net of tax	$692	$576	$(843)
Reclassification adjustment for net realized gains on securities available-for-sale included in net income during the year, net of tax	34	6	19
Net unrealized gain (loss) included in other comprehensive income	$658	$570	$(862)

7 Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2001 and 2000. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

In thousands	2001	
	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 21,049	$ 21,049
Investment securities	86,709	87,022
Loans (net)	262,908	271,054
Deposit liabilities	340,469	343,762
Federal Home Loan Bank borrowings	12,955	13,625

In thousands	2000	
	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 24,472	$ 24,472
Investment securities	67,945	68,000
Loans (net)	234,844	239,245
Deposit liabilities	309,636	309,924
Federal Home Loan Bank borrowings	2,424	2,090

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and other liabilities.

Loans, net of lease financing receivable, are valued on the basis of estimated future receipts of principal and interest, discounted at current rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved. Fair value is also net of the allowance for credit losses which is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Investment securities are valued at quoted market prices, if available. For securities not quoted, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 2001 was immaterial.

8 Income Taxes

The provisions for income taxes in 2001, 2000, and 1999 consist of the following:

In thousands	2001	2000	1999
Current			
Federal	$2,125	$3,172	$2,324
State	873	1,074	997
Total Current	2,998	4,246	3,321
Deferred			
Federal	134	(487)	(239)
State	65	(82)	(36)
Total Deferred	199	(569)	(275)
Total	$3,197	$3,677	$3,046

The components of the net deferred tax assets of the Bank as of December 31, 2001 and 2000 were as follows:

In thousands	2001	2000
Deferred Tax Assets		
Allowance for credit losses	$2,025	$2,079
Employee benefits and other	228	568
State taxes	297	163
Total Deferred Tax Assets	2,550	2,810
Deferred Tax Liabilities		
Available-for-sale securities	(430)	(27)
Accretion and other	–	(61)
Total Deferred Tax Liabilities	(430)	(88)
Net Deferred Tax Assets	$2,120	$2,722

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

In thousands	2001	2000	1999
Provision based on the statutory Federal rate of 34%	$2,945	$3,438	$2,666
Increases (reductions) in income taxes resulting from:			
State franchise taxes, net of Federal income tax benefit	626	723	561
Non-taxable interest income	(449)	(282)	(293)
Other	75	(202)	112
Total	$3,197	$3,677	$3,046

The 2001, 2000 and 1999 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors. The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $299,000, $350,000 and $425,000 respectively and a decrease of taxes payable of the same amounts.

9 STOCK OPTIONS

In 2000, the Board of Directors of the Corporation adopted the 2000 Stock Option Plan, approved by shareholders in 2000, authorizing the issuance of up to 15% of the Corporation's issued and outstanding shares. Under the 2000 Stock Option Plan, options to purchase shares of the Corporation's common stock may be granted to certain key employees or directors. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date, all options granted have been at the fair market value of the shares at the grant date and are nontransferable and are exercisable in installments.

As of December 31, 2001, 409,601 shares were available for future grant. The options are fully vested in either four or five years, depending on the terms granted, and expire after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 2001, 2000, and 1999, which presents changes during the years then ended, is presented in the table below. Figures have been adjusted to reflect the 10% stock dividend given in June 2001 and in July 2000.

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	495,228	$ 5.45	618,420	$ 4.61	702,453	$ 4.11
Granted	30,950	$20.49	23,595	$18.49	12,100	$19.32
Exercised	91,918	$ 3.58	143,859	$ 3.78	96,133	$ 2.72
Forfeited	26,367	$15.81	2,928	$ –	–	$ –
Outstanding at end of year	407,893	$ 6.43	495,228	$ 5.45	618,420	$ 4.61
Exercisable at end of year	348,910	$ 4.33	431,471	$ 4.03	548,885	$ 3.53
Weighted average fair value of options granted during the year		$ 9.72		$ 8.33		$10.25

Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net Income:			
As reported	$5,464,000	$6,435,000	$4,796,000
Pro forma	$5,228,000	$6,330,000	$4,718,000
Basic Earnings per share:			
As reported	$ 1.75	$ 2.03	$ 1.54
Pro forma	$ 1.68	$ 2.00	$ 1.52
Diluted Earnings per share:			
As reported	$ 1.60	$ 1.83	$ 1.33
Pro forma	$ 1.53	$ 1.80	$ 1.31

The fair value of each option grant in 2001, 2000, and 1999, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999: risk-free rate of 5.21% for 2001, 5.17% for 2000 and 6.70% for 1999, no expected dividend yield, expected life of 8 years and expected volatility of 30.23% in 2001, 33.14% in 2000 and 32.61% in 1999.

The following table summarizes information about stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Contractual Life Remaining Years	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$2.31 – $9.11	311,273	1.26	$ 2.88	311,273	$ 2.88
$15.81 – $21.82	96,620	7.62	$17.88	37,637	$16.33

10 Commitments and Contingencies

As of December 31, 2001 the approximate future minimum net rental payments under non-cancellable operating leases for premises were as follows:

Year	Amount
In thousands	
2002	$ 1,216
2003	1,233
2004	1,198
2005	1,037
2006	994
Thereafter	9,253
Total	$14,931

Rental expense for premises under operating leases included in occupancy expense was $911,000, $638,000, and $612,000, in 2001, 2000 and 1999 respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 2001, the Bank had outstanding approximately $149,359,000 in undisbursed loan commitments and $1,549,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

11 Defined Contribution Plan

Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $359,000, $374,000, and $303,000 in 2001, 2000, and 1999, respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

12 Other Noninterest Expense

Other noninterest expense is comprised of the following:

In thousands	2001	2000	1999
Data Processing	$ 596	$ 532	$ 394
Professional Fees	532	500	397
Business Development & Education	488	448	347
Telephone and Postage	397	356	345
Supplies	305	251	293
Marketing	388	298	316
Regulatory Fees	93	86	56
Other	1,695	1,586	1,427
Total	$4,494	$4,057	$3,575

13 Restrictions on Subsidiary Transactions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $15,967,000 of the Bank's retained earnings were available for dividends at December 31, 2001.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity. Under these provisions, secured loans and advances to the Corporation were limited to $3,606,000 as of December 31, 2001. The Corporation has never received such extensions of credit by the Bank.

14 Parent-Company-Only Condensed Financial Information

A summary of the financial statements of BWC Financial Corp. (parent-company-only) at December 31, follows:

In thousands	2001	2000
SUMMARY BALANCE SHEETS		
Assets		
Cash on Deposit with the Bank	$ 1,160	$ 590
Investment in the Bank	36,063	33,023
Investment in BWC Real Estate	1,029	598
Total Assets	$38,252	$34,211
Shareholders' Equity		
Common Stock	$27,160	$23,193
Retained Earnings	11,092	11,018
Total Shareholders' Equity	$38,252	$34,211

In thousands	2001	2000	1999
SUMMARY STATEMENTS OF INCOME			
Expenses – General and Administrative	$ 83	$ 89	$ 24
Loss before income taxes and equity in net income of Subsidiaries	(80)	(89)	(24)
Income tax benefit	30	34	9
Equity in Earnings of Subsidiaries			
Distributed:			
Bank	3,000	1,000	–
BWC Real Estate	–	500	–
Undistributed:			
Bank	2,083	5,287	4,596
BWC Real Estate	431	(297)	215
Net Income	$5,464	$6,435	$4,796

In thousands	2001	2000	1999
SUMMARY STATEMENTS OF CASH FLOWS			
Operating Activities			
Net Income	$5,464	$6,435	$4,796
Adjustments to reconcile net income to net cash used by operating activities:			
Equity in undistributed net income of Subsidiaries	(2,514)	(4,990)	(4,811)
Net Cash Provided (Used) by Operating Activities	2,950	1,445	(15)
Financing Activities			
Proceeds from issuance of common stock	329	816	727
Cash paid in lieu of fractional shares	(5)	(3)	–
Shares repurchased by the Corporation	(2,704)	(3,387)	–
Net Cash Provided (Used) by Financing Activities	(2,380)	(2,574)	727
Increase (Decrease) in Cash	570	(1,129)	712
Cash on Deposit with the Bank			
Beginning of year	590	1,719	1,007
End of year	$1,160	$ 590	$1,719

15 Regulatory Matters

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets (as defined). Management believes that the Corporation and the Bank, as of December 31, 2001 meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 the most recent notification from FDIC categorized the Corporation and the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's or Bank's category.

The Corporation's and Bank's actual capital amounts and ratios are presented in the following table:

In thousands	Amount	Actual Ratio	Minimum Capital Adequacy Requirements	Minimum for Well Capitalized
As of December 31, 2001				
Total Capital (to Risk Weighted Assets):				
Consolidated	$41,591	12.90%	$25,792 ≥ 8.0%	$32,240 ≥ 10.0%
Bank of Walnut Creek	$39,399	12.25%	$25,734 ≥ 8.0%	$32,168 ≥ 10.0%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$37,551	11.65%	$12,896 ≥ 4.0%	$ 19,344 ≥ 6.0%
Bank of Walnut Creek	$35,361	10.99%	$12,867 ≥ 4.0%	$ 19,301 ≥ 6.0%
Tier 1 Capital (to Average Assets):				
Consolidated	$37,551	9.22%	$16,292 ≥ 4.0%	$ 20,365 ≥ 5.0%
Bank of Walnut Creek	$35,361	8.68%	$16,292 ≥ 4.0%	$ 20,365 ≥ 5.0%
As of December 31, 2000				
Total Capital (to Risk Weighted Assets):				
Consolidated	$38,348	11.88%	$25,833 ≥ 8.0%	$32,292 ≥ 10.0%
Bank of Walnut Creek	$36,611	12.32%	$23,773 ≥ 8.0%	$29,717 ≥ 10.0%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$34,299	10.62%	$12,917 ≥ 4.0%	$ 19,375 ≥ 6.0%
Bank of Walnut Creek	$32,896	11.07%	$11,887 ≥ 4.0%	$ 17,830 ≥ 6.0%
Tier 1 Capital (to Average Assets):				
Consolidated	$34,299	9.90%	$13,860 ≥ 4.0%	$ 17,325 ≥ 5.0%
Bank of Walnut Creek	$32,896	9.49%	$13,860 ≥ 4.0%	$ 17,325 ≥ 5.0%

16 BUSINESS SEGMENTS

The Corporation is principally engaged in community banking activities through its eight Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. The separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as "All Other" in the following table.

The Corporation's community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 2001, 2000, and 1999 concerning the Corporation's reportable segments is shown in the following table.

In thousands	Community Banking	Mortgage Services	All Other	Adjustments	Total
2001					
Total Interest Income	$ 30,886	$ 5		$ (11)	$ 30,880
Commissions Received		5,909			5,909
Total Interest Expense	8,597	5		(11)	8,591
Salaries & Benefits	8,260	688			8,948
Commissions Paid		4,084			4,084
Segment Profit before Tax	8,016	1,390	(50)	(695)	8,661
Total Assets (at December 31)	$394,795	$ 740	$1,120	$(1,598)	$395,057
2000					
Total Interest Income	$ 32,129	$ 21		$ (12)	$ 32,138
Commissions Received		3,315			3,315
Total Interest Expense	9,126	25		(12)	9,139
Salaries & Benefits	8,187	425			8,612
Commissions Paid		2,226			2,226
Segment Profit before Tax	9,840	654	(55)	(327)	10,112
Total Assets (at December 31)	$350,299	$ 426	$ 652	$ (864)	$350,513
1999					
Total Interest Income	$ 24,730	$ 63		$ (9)	$ 24,784
Commissions Received		3,108			3,108
Total Interest Expense	6,559	75		(9)	6,625
Salaries & Benefits	7,053	565			7,618
Commissions Paid		2,176			2,176
Segment Profit before Tax	7,509	698	(15)	(350)	7,842
Total Assets (at December 31)	$296,276	$ 974	$1,719	$(2,238)	$296,731

17 Quarterly Financial Information (Unaudited)

In thousands except share and per share amounts	March 31,	June 30,	September 30,	December 31,
2001				
Interest income	$ 8,226	$ 7,810	$ 7,652	$ 7,191
Interest expense	2,576	2,307	2,098	1,610
Net interest income	5,650	5,503	5,554	5,581
Provision for credit losses	375	375	400	450
Noninterest income	1,972	2,166	2,128	2,788
Noninterest expense	4,726	5,360	4,819	5,481
BWC Mortgage Services – Minority Interest	136	166	153	240
Income before income taxes	2,385	1,768	2,310	2,198
Provision for income taxes	902	654	837	804
Net income	$ 1,483	$ 1,114	$ 1,473	$ 1,394
Earnings per common share:				
Basic	$ 0.47	$ 0.36	$ 0.47	$ 0.45
Diluted	$ 0.43	$ 0.32	$ 0.43	$ 0.41
Weighted Average Basic Shares	3,151,485	3,109,514	3,122,615	3,100,411
Weighted Average Diluted Share Equivalents				
Related to Options	334,666	327,128	291,038	264,345
Weighted Average Diluted Shares	3,486,151	3,436,642	3,413,653	3,364,756
2000				
Interest income	$ 7,154	$ 7,836	$ 8,373	$ 8,775
Interest expense	2,003	2,113	2,397	2,626
Net interest income	5,151	5,723	5,976	6,149
Provision for credit losses	225	250	300	375
Noninterest income	1,112	1,372	1,452	1,949
Noninterest expense	3,969	4,028	4,370	4,928
BWC Mortgage Services – Minority Interest	10	84	93	140
Income before income taxes	2,059	2,733	2,665	2,655
Provision for income taxes	729	1,012	1,004	932
Net income	$ 1,330	$ 1,721	$ 1,661	$ 1,723
Earnings per common share:				
Basic	$ 0.41	$ 0.55	$ 0.53	$ 0.55
Diluted	$ 0.37	$ 0.49	$ 0.47	$ 0.50
Weighted Average Basic Shares	3,223,623	3,156,936	3,151,240	3,124,856
Weighted Average Diluted Share Equivalents				
Related to Options	358,015	357,693	374,586	353,808
Weighted Average Diluted Shares	3,581,637	3,514,629	3,525,827	3,478,664

Report of Independent Public Accountants

To the Shareholders and Board of Directors of BWC Financial Corp.

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Moss Adams LLP

Moss Adams LLP

Stockton, California
February 28, 2002

Management's Discussion and Analysis of Operations

The following is a summary of selected consolidated financial data for the five years ended December 31, 2001. The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein. This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

In thousands except share and per share amounts	2001	2000	1999	1998	1997
SUMMARY OF EARNINGS					
Interest Income	$ 30,879	$ 32,138	$ 24,784	$ 21,862	$ 18,316
Interest Expense	8,591	9,139	6,625	6,774	5,770
Net Interest Income	22,288	22,999	18,159	15,088	12,546
Provision for Credit Losses	1,600	1,150	600	825	1,125
Net Interest Income after Provision for Credit Losses	20,688	21,849	17,559	14,263	11,421
Noninterest Income	9,054	5,885	6,102	5,955	3,729
Noninterest Expense	20,386	17,295	15,469	12,762	10,244
Minority Interest	695	327	350	549	252
Income before Income Taxes	8,661	10,112	7,842	6,907	4,654
Provision for Income Taxes	3,197	3,677	3,046	2,679	1,729
Net Income	$ 5,464	$ 6,435	$ 4,796	$ 4,228	$ 2,925
Diluted Earnings Per Share (1)	$ 1.60	$ 1.83	$ 1.33	$ 1.19	$ 0.85
Weighted Average Diluted Shares (1)	3,425,301	3,525,190	3,600,455	3,540,978	3,430,355
Book Value Per Diluted Share (1)	$ 11.17	$ 9.70	$ 8.17	$ 6.87	$ 5.67
SUMMARY BALANCE SHEETS AT DECEMBER 31					
Cash and Due from Banks	$ 15,016	$ 20,684	$ 12,593	$ 14,345	$ 17,412
Federal Funds Sold	6,000	3,268	–	2,300	4,350
Other Short-term Investments	33	520	25	35	48
Investment Securities	86,709	67,945	65,456	59,247	40,956
Loans, Net	276,064	247,281	209,493	183,058	161,002
Other Assets	11,235	10,815	9,164	5,914	4,854
Total Assets	$ 395,057	$ 350,513	$ 296,731	$ 264,899	$ 228,622
Noninterest-bearing Deposits	$ 87,172	$ 88,143	$ 76,958	$ 69,783	$ 59,354
Interest-bearing Deposits	253,297	221,493	181,711	168,357	147,625
Federal Funds Purchased	–	–	5,350	–	–
Other Borrowed Funds	12,955	2,424	550	–	–
Other Liabilities	3,381	4,242	2,733	2,416	2,195
Shareholders' Equity	38,252	34,211	29,429	24,343	19,448
Total Liabilities and Shareholders' Equity	$ 395,057	$ 350,513	$ 296,731	$ 264,899	$ 228,622

(1) All share and per-share amounts give effect to the 10% stock dividend in June 2001, August 2000, the 2-for-1 stock split of July 1998 and the 10% stock dividends given in February 1998, and March 1997.

Forward-Looking Statements

Except for historical financial information contained herein, certain matters discussed in the Annual Report of BWC Financial Corp. constitute "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to BWC Financial Corp., Bank of Walnut Creek and BWC Real Estate, include, but are not limited to, those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, loan delinquency rates, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

General — 2001

During this past year the Corporation has enjoyed strong earnings, resulting in a return on average assets of 1.45% and return on average equity of 14.97%. An economic recession began during the second quarter of the year and continued throughout the remainder of the year. While interest rates began the year with a 9.50% prime rate, after an unprecedented eleven cuts, we ended the year with a 4.75% prime rate, an over forty-year low. In spite of this, the Corporation's return on average assets, though down from the all-time high in 2000 of 1.97%, were above those of our peers. Low interest rates and slower economic activity most probably will have an adverse affect on performance in 2002.

BWC Financial Corp. enjoyed a growth of 13%, or approximately $45 million, in total assets from the prior year. Total deposit growth was 10%, and loan growth was 12%. Net income was -15%, or $971,000 less than 2000 as a result of the drop in interest rates.

The Corporation's mortgage brokerage joint venture, BWC Mortgage Services had a very successful year, in large part due to the lowering of interest rates, and continues to be a profitable addition to the Corporation.

Net Income

Net income in 2001 was $5,464,000, which reflects a return on average assets of 1.45% and a return on average equity of 14.97%. The Corporation's average earning assets increased $49,159,000, or 16%, during 2001 as compared to 2000. During 2000, the Corporation's net income was $6,435,000, which represented a return on average assets of 1.97% and a return on average equity of 20.45%. The Corporation's average earning assets increased $39,887,000, or 15% during 2000 as compared to 1999.

Net income in 1999 was $4,796,000, which represented a 1.70% return on average assets and a return on average equity of 17.93%.

Net Interest Income

Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation's depositors, borrowings from the Federal Home Loan Bank, as well as the temporary borrowing of Fed Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest-rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 2001 decreased $1,259,000 as compared to 2000. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was over five million dollars less in 2001 than would have been earned using the rates in effect during 2000.

Total interest expense in 2001 decreased $548,000 from 2000. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately two million dollars less in 2001 than would have been expensed using the rates in effect during 2000.

Based on the above factors affecting interest income and interest expense, net interest income decreased $711,000 during 2001 as compared to 2000. Had the same rates been in effect during 2001 as were experienced in 2000, the net interest income of the Corporation would have increased by over three million dollars.

Total interest income in 2000 increased $7,354,000 over 1999. Of this increase, 66% was related to the increase in the volume of average earning assets in 2000 as compared to 1999, and 34% was related to an increase in average interest rates.

Total interest expense in 2000 increased $2,514,000 over 1999. Of this increase, 52% was related to the increase in the volume of interest-bearing deposits and borrowed funds in 2000 as compared to 1999, and 48% was related to an increase in the average interest-rates paid for these funds between the respective periods.

Based on the above factors affecting interest income and interest expense, net interest income increased $4,840,000 during 2000 as compared to 1999.

Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation's net interest margin for 2001 averaged 6.36%, which represents a 1.25% decrease from the margin earned during 2000. During 2001 the prime rate averaged 6.92%, or 2.32% less than during 2000.

The Corporation's net interest margin for 2000 averaged 7.61%, which represents a 0.65% increase over the margin earned during 1999. During 2000 the prime rate averaged 9.24%, or 1.25% more than during 1999.

Provision for Credit Losses

An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 5. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 2001 was 1.92%, as compared to 2.00% for the period ending December 31, 2000. The Corporation's ratios for both periods are considered adequate to provide for losses inherent in the loan portfolio.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. As of December 31, 2001 the Corporation had $5,216,000 in allocated reserves and $187,000 in unallocated reserves. As of December 31, 2000 the Corporation had $4,814,000 in allocated reserves and $228,000 in unallocated reserves. The Corporation's management believes that the amount of unallocated reserves is reasonable due to the growth of the Bank's loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank's traditionally strong construction concentration, fully support a strong reserve position.

The Corporation had net charge-offs of $1,239,000 during 2001 as compared to net charge-offs of $574,000 during the comparable period in 2000.

Noninterest Income — 2001 vs. 2000

Total noninterest income in 2001 was $3,169,000 greater than earned in 2000. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,955,000 of the increase in noninterest income from 2000. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges decreased $16,000 between the respective periods, due to a reduction in income from NSF charges assessed in 2001 as compared to 2000. Other noninterest income from various sources was up $185,000 from the prior year. Gains on security transactions of $55,000 in 2001 as compared to $10,000 the prior year were due primarily to gains on agency securities, which were called during 2001. Calls are made when the issuing agency can refinance the bonds at lower rates of interest.

2000 vs. 1999

Total noninterest income in 2000 was $217,000 less than earned in 1999. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for a decrease in noninterest income of $81,000 in 2000 as compared to 1999, due primarily to termination of its mortgage funding activities.

For Bank of Walnut Creek, income from service charges decreased $35,000 between the respective periods. The primary reason was a reduction in non-sufficient fund or overdraft fees. The Corporation made a business decision to retain the guaranteed portion of SBA loans in the Bank's loan portfolio; as a result, other noninterest income decreased $81,000. Gains on security transactions decreased $20,000 from the prior year. No securities were actually sold by the Corporation. The gains were the result of securities that were called by the issuing agency, resulting in a securities "gain-on-sale" to the Corporation.

Noninterest Expense — 2001 vs. 2000

Total noninterest expense in 2001 increased $3,091,000 over that of 2000. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,884,000 in 2001 as compared to 2000.

For Bank of Walnut Creek, officer and staff salaries reflect an increase of $336,000 over that of 2000. The increase between the two periods was related to salary and merit increases on existing staff and to staff number increases. Due to expansion of the Bank's branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 120 as compared to 114 during 2000.

Total occupancy expense increased $275,000 between the respective periods. This is partly related to the new office in San Jose, which opened in March 2001, renewal at market rates of our Pleasanton facilities which had been under a favorable sublease, and to the new master lease that was obtained on our headquarters building in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $159,000 from the previous year, related primarily to the opening of our San Jose office, remodeling and additions to our computer facilities, installation of new check and statement imaging equipment, and expanded operations.

Other operating expenses increased $437,000 over the comparable expenses in 2000. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities, the introduction of our internet banking service in early 2001, and other information technology investments.

2000 vs. 1999

Total noninterest expense in 2000 increased $1,826,000 over that of 1999. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $111,000 in 2000 as compared to 1999.

For Bank of Walnut Creek, officer and staff salaries reflect an increase of $994,000 over that of 1999. The increase between the two periods was related to salary and merit increases on existing staff, bonuses paid under incentive and performance plans, and to staff number increases. Due to expansion of the Bank's branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 114.0 as compared to 102.5 during 1999.

Total occupancy expense increased $122,000 between the respective periods. This is partly related to the new office in San Jose, which is to be opened in 2001, and to the renting of additional office space in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $118,000 from the previous year, related primarily to additional computer and networking capabilities, expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $481,000 over the comparable expenses in 1999. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

Capital Adequacy

The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank's Tier 1 capital consists of shareholders' equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 2001 and 2000.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest-rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 2001 and 2000.

See Footnote 15 of the Consolidated Financial Statements.

Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary sources of liquidity for the Corporation are its marketable securities and Federal Funds sold. Marketable securities are investments of high grade, which may be sold with minimal risk of credit loss.

Cash, investment securities, and other temporary investments represent 27% of total assets at December 31, 2001 and 26% of total assets at December 31, 2000.

The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, Federal Fund lines of credit totaling $15,000,000. In addition, the Corporation has a $2,000,000 secured borrowing line with the Federal Home Loan Bank and a $1,000,000 secured borrowing line with the Federal Reserve Bank.

Common Stock Prices

The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 2001, BWC Financial Corp. had 353 shareholders of record plus approximately 465 street-named shareholders. At December 31, 2000, BWC Financial Corp. had 366 shareholders of record plus approximately 380 street-named shareholders.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

The low and high closing bid quotations for 2001 and 2000 were:

2001		2000	
1st Quarter	$18.466 – $21.818	1st Quarter	$17.000 – $21.375
2nd Quarter	$19.146 – $23.636	2nd Quarter	$17.250 – $22.250
3rd Quarter	$18.500 – $21.650	3rd Quarter	$19.250 – $23.625
4th Quarter	$17.000 – $20.900	4th Quarter	$20.000 – $23.500

Stock prices have been adjusted for dividends and splits.

Interest-rate Risk Management

Movement in interest rates can create fluctuations in the Corporation's income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest-rate risk which are actively measured and managed include re-pricing risk and the risk of non-parallel shifts in the yield curve. Interest-rate risk exposure is actively managed with the goal of minimizing the impact of interest-rate volatility on current earnings and on the market value of equity.

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest-rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest-rate risk created by the assets and liabilities is a function primarily of their contractual interest-rate re-pricing dates and contractual maturity (including principal amortization) dates.

The Corporation employs a variety of modeling tools to monitor interest-rate risks. One of the earlier and more basic models is GAP reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the "rate sensitivity position."

As part of the GAP analysis to help manage interest-rate risk, the Corporation also performs an earnings simulation analysis to identify the interest-rate risk exposures resulting from the Corporation's asset and liability positions, such as its loans, investment securities and customer deposits. The Corporation's policy is to maintain a risk of a 2% rate shock to net interest income at risk to a level of not more than 15%. The earnings simulation analysis as of December 31, 2001 estimated that a 2% interest-rate shock (decrease) could lower pretax earnings by $1,853,000, which was 8.31% of 2001 net interest income. The Corporation policy is to also maintain a risk of a 2% rate shock to net pretax income of not greater than 30%. As of December 31, 2001 this risk level was estimated to be 21.39%.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation's simulated earnings analysis.

Interest Rate Sensitivity

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin. Interest rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability. The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 2001. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

Repricing within:	3 Months	3-6 Months	12 Months	1-5 Years	Over 5 Years	Totals
In thousands except share and per share data						
Assets						
Federal Funds Sold & Short-term Investments	$ 6,033	$ –	$ –	$ –	$ –	$ 6,033
Investment securities	5,063	9,166	21,735	50,581	164	86,709
Construction & Real Estate Loans	109,298	13,041	1,622	3,084	11,656	138,701
Commercial Loans	74,046	2,887	2,939	1,892	114	81,878
Consumer Loans	47,105	96	157	374	–	47,732
Leases	1,833	1,888	3,238	6,197	–	13,156
Interest-bearing assets	$243,378	$ 27,078	$29,691	$ 62,128	$ 11,934	$374,209
Liabilities						
Money market accounts	$107,740	$ 35,914	$ –	$ –	$ –	$143,654
Time deposits < $100	11,265	10,110	7,167	1,788	86	30,416
Time deposits > $100	17,842	10,239	6,506	434	–	35,021
Interest-bearing liabilities	$136,847	$ 56,263	$13,673	$ 2,222	$ 86	$209,091
Rate-sensitive gap	$106,531	$(29,185)	$16,018	$ 59,906	$ 11,848	$165,118
Cumulative rate-sensitive gap	$106,531	$ 77,346	$93,364	$153,270	$165,118	
Cumulative rate-sensitive ratio	1.78	0.60	0.62	0.69	0.70	

BWC Financial Corp.

Board of Directors

James L. Ryan
Chairman of the Board &
Chief Executive Officer
Bank of Walnut Creek

Richard G. Hill
Owner,
R.G. Hill Company

Craig Lazzareschi
President,
Greater Bay Development Corporation

John F. Nohr
President,
Woodminster Company, Inc.

Reynold C. Johnson III
President,
Pacific Land Enterprises, Inc.

Tom Mantor
President,
Bank of Walnut Creek

John L. Winther
President,
Delta Wetlands

Vance R. Haswell
Chairman of the Board Emeritus
Bank of Walnut Creek
Retired-Previously President,
Oakmont Memorial Park
and Mortuary

Officers

James L. Ryan
President, Chief Executive Officer
and Chairman of the Board

Leland E. Wines
Executive Vice President,
Secretary and Chief Financial Officer

Shareholder Information

Transfer agent and registrar
Computershare Investor Services
12039 W. Alameda Parkway
Suite Z-2
Lakewood, CO 80228
303.986.5400 / 800.962.4284

Stock Listing
BWC Financial Corp. stock
symbol on NASDAQ: BWCF

For current stock information and
other shareholder news, visit our
website at *www.bowc.com*

ADMINISTRATION

James L. Ryan
Chief Executive Officer &
Chairman of the Board

Tom J. Mantor
President &
Chief Operating Officer

Leland E. Wines
Executive Vice President &
Chief Financial Officer

John R. Sheets
Executive Vice President &
Chief Credit Officer

Brian A. Gentry
Senior Vice President,
Branch Administrator

Sherry Pender
Senior Vice President,
Loan Administration

Barbara W. Pelletier
Vice President,
Marketing Director

Peggy L. Herzog
Vice President,
CRA/Compliance Officer

Michael S. Thomson
Vice President,
Operations Administration

Donna E. Schneider
Vice President,
Controller

Nancy Firby
Vice President,
Training Administration

Heidi Clark
Vice President,
Loan Administration

ACCOUNTING

Michelle Monaco
Vice President,
Manager

CENTRAL SERVICES

Barbara Ludden
Vice President,
Manager

Christopher Hare
Assistant Manager

DATA PROCESSING

Rick McGhehey
Senior Vice President,
Manager

Gilbert Macumu
Assistant Manager

NOTE DEPARTMENT

Judy L. Godbey
Vice President,
Manager

REAL ESTATE FINANCE

Andrea L. Head
Senior Vice President

Jim Jackson
Vice President,
Commercial Real Estate

John Assily
Vice President,
Loan Officer

Jenny Martella
Vice President,
Credit Analyst

Barbara Lopez
Operations Officer

SBA DIVISION

Ruth Batz
Vice President,
Manager

Ann L. Ng
Assistant Vice President,
Senior Credit Analyst

Polly A. Fong
Assistant Vice President,
Business Development

**WALNUT CREEK REGIONAL
BUSINESS CENTER**

Michael Hengl
Senior Vice President,
Regional Manager

Alan D. Moore
Vice President,
Business Banker

Patrick Patterson
Vice President,
Business Banker

Peter Mills
Vice President,
Loan Officer

Emma Pilar Ramirez
Assistant Vice President,
Loan Officer

Lynne Escobedo
Credit Analyst

BWC Business Credit

Howard Berkman
President

Julia Burgess
Vice President,
Loan Officer

Chuck Blay
Vice President,
Portfolio Manager

BWC Equipment Leasing

Paul W. Knowlton
President

Dave Lueders
Vice President,
Business Development

Lori Littleford
Assistant Vice President,
Commercial Leasing

Bank of Walnut Creek Branch Offices

WALNUT CREEK

Debbie Grissom
Branch Service Manager

Susan Castillo
Loan Officer

ORINDA

Gail Woznak
Vice President,
Manager

Kate Cooper
Branch Service Manager

SAN RAMON

Carol A. Johnson
Vice President,
Manager

Sushma Malkani
Branch Service Manager

Janie Cunningham
Utility Officer

DANVILLE

Diane J. Slater
Vice President,
Manager

Andrea Gonzales
Branch Service Manager

PLEASANTON

James T. Isaac
Vice President,
Manager

**FREMONT REGIONAL
BUSINESS CENTER**

Steve Sowers
Vice President,
Regional Manager

LIVERMORE

Lydia A. Santin
Manager

Pat Nielsen
Branch Service Manager

**SOUTH BAY REGIONAL
OFFICE**

Steve Prouty
Senior Vice President,
Regional Manager

Brad Abel
Vice President,
Business Banker

Joyce Puopolo
Vice President,
Business Banker

BWC Mortgage Services

Scott Simonich
President

Employee Service Awards

15 YEARS

Carol Johnson
Vice President

10 YEARS

Tom Mantor
President

5 YEARS

Gail Woznak
Vice President

Michelle Monaco
Vice President

Cal Robie
Senior Vice President

Diane Cronn

Cindy Bridges

Vivian Zercher

RETIRED

Cal Robie
Senior Vice President

Office Locations

Walnut Creek
Corporate Headquarters and Main Office
1400 Civic Drive
Walnut Creek, CA 94596
925.932.5353

Orinda
224 Brookwood Road
Orinda, CA 94563
925.254.8993

San Ramon
3130 Crow Canyon Place
San Ramon, CA 94583
925.866.1414

Member FDIC



Danville
680 Hartz Avenue
Danville, CA 94526
925.820.1777

Pleasanton
249 Main Street
Pleasanton, CA 94566
925.846.8811

Fremont
Regional Business Center
4030 Clipper Court
Fremont, CA 94538
510.354.3030

Livermore
211 South J Street
Livermore, CA 94550
925.373.3811

San Jose
South Bay Regional Office
1625 The Alameda, Suite 100
San Jose, CA 95126
408.999.0242

www.bowc.com



BWC MORTGAGE SERVICES

3130 Crow Canyon Place / Suite 240 / San Ramon, CA 94583 / 925.275.6844 / *www.bwcmortgage.com*



EQUAL HOUSING LENDER